
05008656

RECEIVED
2005 JUN -6 P 12:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Financial Statements
March 31, 2005

SUPPL

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH - SEE NOTE 44

PROCESSED
JUN 08 2005
THOMSON
FINANCIAL

(Convenience Translation of Financial Statements Originally Issued in Turkish – See Note 44)

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

TABLE OF CONTENTS

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As of March 31, 2005
(Currency – Thousands of New Turkish Liras (YTL))

ASSETS	Notes	(Unaudited) March 31, 2005	(Audited) December 31, 2004
Current Assets		**925,415**	894,907
Cash and cash equivalents	4	**268,719**	279,409
Investment securities (net)	5	**20,627**	-
Trade receivables from third parties (net)	7	**155,787**	127,628
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	**301,275**	294,121
Other receivables (net)	10	**573**	547
Biological assets (net)	11	-	-
Inventories (net)	12	**160,367**	177,399
Receivables from construction projects in progress (net)	13	-	-
Deferred tax asset	14	-	-
Other current assets	15	**18,067**	15,803
Non-current Assets		**774,275**	769,840
Trade receivables from third parties (net)	7	-	-
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	-	-
Other receivables (net)	10	**56**	41
Available for sale financial assets (net)	16	**35,504**	11,735
Positive/negative goodwill (net)	17	-	-
Investment properties (net)	18	-	-
Property, plant and equipment (net)	19	**540,981**	562,173
Intangibles (net)	20	**31,943**	35,924
Deferred tax asset	14	**165,735**	159,910
Other non-current assets	15	**56**	57
Total Assets		**1,699,690**	1,664,747

The accompanying policies and explanatory notes on pages 5 through 35 form and integral part of the consolidated financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As of March 31, 2005
(Currency – Thousands of New Turkish Liras (YTL))

LIABILITIES	Notes	(Unaudited) March 31, 2005	(Audited) December 31, 2004
Current Liabilities		**569,845**	551,945
Short-term bank borrowings (net)	6	**17,105**	16,195
Current portion of long-term bank borrowings (net)	6	**52,711**	56,323
Short-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	**23**	23
Trade payables to third parties (net)	7	**126,694**	109,657
Trade payables to related parties (net)	9	**267,860**	274,672
Advances taken	21	**2,237**	6,148
Progress billings amounts of construction in progress (net)	13	-	-
Provisions	23	**78,233**	55,779
Deferred tax liability	14	-	-
Other current liabilities (net)	10	**24,982**	33,148
Non-current Liabilities		**200,711**	224,947
Long-term bank borrowings (net)	6	**155,359**	186,467
Long-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	**23**	23
Trade payables to third parties (net)	7	-	-
Trade payables to related parties (net)	9	-	-
Advances taken	21	-	-
Provisions	23	**45,329**	38,457
Deferred tax liability	14	-	-
Other current liabilities (net)	10	-	-
Minority interest	24	-	-
Shareholders' Equity		**929,134**	887,855
Paid-in share capital	25	**450,000**	450,000
Adjustments to share capital and equity instruments	25	-	-
Capital reserves		**388,832**	365,063
Share premium		-	-
Gain on cancellation of shares		-	-
Revaluation fund		-	-
Revaluation surplus of financial assets	16	**23,769**	-
Inflation adjustment on equity items	26	**365,063**	365,063
Profit reserves	27-28	-	-
Legal reserves		-	-
Statutory reserves		-	-
Extraordinary reserves		-	-
Special funds		-	-
Gain on sale of fixed assets and financial assets subject to share capital increase		-	-
Foreign currency translation adjustment		-	-
Cumulative gain on the hedging		**44,586**	39,095
Net income for the period		**12,019**	33,697
Retained earnings	27-28	**33,697**	-
Total Liabilities and Shareholders' Equity		**1,699,690**	1,664,747

The accompanying policies and explanatory notes on pages 5 through 35 form and integral part of the consolidated financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED INCOME STATEMENT
For three months period ended March 31, 2005
(Currency – Thousands of New Turkish Liras (YTL))

	Notes	(Unaudited) March 31, 2005	(Audited) March 31, 2004
Operational Income			
Net sales	36	**533,381**	579,773
Cost of sales (-)	36	**(501,624)**	(526,379)
Service income (net)		**1,242**	3,656
Other income from operational activities (net)	36	**17,948**	18,950
Gross Operational Profit		**50,947**	76,000
Operating expenses (-)	37	**(57,012)**	(54,141)
Net Operational Profit / (Loss)		**(6,065)**	21,859
Other operating income	38	**5,286**	3,462
Other operating expense (-)	38	**-**	(17)
Financial income / (expense)	39	**11,307**	6,444
Operating Profit		**10,528**	31,748
Net monetary loss	40	**-**	(6,296)
Minority interest	24	**-**	-
Net Income Before Provision for Taxes		**10,528**	25,452
Taxation	41	**1,491**	(16,475)
Net Income		**12,019**	8,977
Earnings per share (New Turkish Kuruş)	42	**0.027**	0.02

The accompanying policies and explanatory notes on pages 5 through 35 form and integral part of the consolidated financial statements.

(Currency – Thousands of New Turkish Liras (YTL))

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (a Turkish corporation, the Company – Tofaş) was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars and light commercial vehicles under licenses from Fiat Auto S.p.A. (Fiat). The Company, which is a member of Koç Holding A.Ş. and Fiat Group, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4, 5 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa.

The Company has been registered with the Turkish Capital Market Board (CMB) and quoted on the İstanbul Stock Exchange (ISE) since 1991.

The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any car other than Fiat cars. Furthermore, in 2000, the Company has signed a manufacturing agreement with Fiat for the production of Doblo modellight commercial vehicles in Turkey.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. or Fiat (see Note 9).

For the purpose of the consolidated financial statements, the Company and its consolidated Subsidiary Koç Fiat Kredi Tüketici Finansman A.Ş. (a Turkish corporation, the subsidiary - KFK) are referred to as "the Group". The main activity of KFK is to provide consumer finance services to the customers purchasing vehicles produced or imported by the Company.

The average number of personnel in accordance with their categories is as follows;

	March 31, 2005	March 31, 2004
Blue-collar	**3,565**	3,251
White-collar	**869**	846
Total number of personnel	**4,434**	4,097

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements of the Group have been prepared in accordance with accounting and reporting standards (CMB Accounting Standards) as prescribed by Turkish Capital Market Board (CMB). CMB has issued communiqué no. XI-25 "Communique on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communique CMB stated that alternatively application of accounting standards prescribed by the IASB and IASC will also be considered to be compliant with CMB Accounting Standards. On March 17, 2005, CMB has issued a resolution and declared that application of inflation accounting is no longer required for companies operating in Turkey and reporting under CMB Accounting Standards with effect from January 1, 2005. The financial statements as of December 31, 2004 and March 31, 2004, which are presented for comparison purposes, are presented in the equivalent purchasing power of New Turkish Lira as of December 31, 2004 and have been prepared under the alternative application defined by CMB as explained above. The financial statements and footnotes are presented using the compulsory standard formats as prescribed by CMB.

The consolidated financial statements were authorized for issue on May 18, 2005 by the management of the Company. The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

(Currency – Thousands of New Turkish Liras (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement Currency and Reporting Currency

As a result of a long period of high inflation, the Turkish Lira (TL) has ended up in large denominations, creating difficulty in expressing and recording transactions. A new law was enacted in January 31, 2004 to introduce Yeni Türk Lirası (New Turkish Lira, YTL), the new currency unit for the Republic of Turkey. Conversion rate for TL against YTL is fixed at YTL 1 to TL 1,000,000 through out the period until complete phase-out of TL. Accordingly, the Company's presentation currency as of December 31, 2004 is YTL and comparative figures for the prior year have also been presented in YTL, using the conversion rate of TL 1,000,000 = YTL 1,00.

Per State Instute of Statistics announcement for wholesale price index; as of December 31, 2004 and March 31, 2005, the cumulative three year inflation rates were 69,7% and 57,8% while for the twelve months periods ending s of the same dates, the annual inflation rates are 13,8% and 8.2%, respectively. Therefore, in accordance with CMB announcement No. 7642 dated March 18, 2005; since the objective conditions for the application of restatement is no longer available the financial statements after December 31, 2004 are not restated for the effects of inflation.

The restatement for the changes in the general purchasing power of TL as of December 31, 2004 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms Such index and conversion factors as of the end of the three year period ended December 31, 2004 are given below:

Dates	Index	Conversion Factors
December 31, 2002	6,478.8	1.297
December 31, 2003	7,382.1	1.138
December 31, 2004	8,403.8	1.000

The main guidelines for the above mentioned restatement are as follows:

- The accompanying consolidated financial statements as of December 31, 2004 and March 31, 2004, which are presented for comparison purposes were restated in their entirety to the measuring unit at December 31, 2004, since application of inflation accounting has been ceased as of March 31, 2005.

- Monetary assets and liabilities reported in the consolidated balance sheet as of December 31, 2004 are not restated because they are already expressed in terms of the monetary unit current at that balance sheet date.

- Until December 31, 2004, the inflation adjusted issued share capital was derived by indexing cash contributions, transfers from statutory retained earnings and income from sale of investments and property transfered to issued share capital from the date they were contributed.

- The restatement differences arising from the components of equity accounts are reflected under "Inflation Adjustment on Nominal Equity Items" account in the balance sheet.

- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of equity (except for the statutory revaluation adjustment which is eliminated) are restated by applying the relevant conversion factors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

- The effect of inflation on the net monetary position is included in the income statement as monetary loss.
- All items in the income statement are restated by applying appropriate average conversion factors with the exception of depreciation, amortization, gain or loss on disposal of non-monetary assets.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Basis of Consolidation

The control relation is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. During consolidation Inter-company balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

3. ACCOUNTING POLICIES AND PRINCIPLES

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and cash at banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash with original maturity of three months or less and that are subject to an insignificant risk of change in value.

Investment Securities

Investment securities are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. Such investments which are intended to be held-to-maturity, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. Gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Inventories

Inventories are valued at the lower of cost or net realizable value after provision for obsolete items. Costs incurred in bringing each product to its present location and condition are accounted for as follows: Raw materials - purchase cost on a monthly average basis; Finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly average basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. The scrap inventory is written off when identified.

Trade Receivables

Trade receivables are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period the costs are incurred. Expenditures are added to cost of assets if the expenditures provide economic added value for the future use of the related PP&E.

Depreciation is computed on a straight-line basis over the estimated useful lives. The depreciation terms are as follows;

Land improvements	33 years
Buildings	25 years
Leasehold improvements	30 years
Machinery and equipment	10 – 12 years
Motor vehicles	4 – 5 years
Furnitures and fixtures	6 – 8 years
Moulds and models	6 – 8 years

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E.

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the their useful lives (5 years). The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated; and
- Adequate technical, financial and other resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met.

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Available For Sale Financial Assets

The financial assets which are not originated by the enterprise, not held for trading and which do not have a known maturity are classified as available for sale.

The available for sale financial assets, fair values which can reliably be estimated are reflected at their fair values. If the fair values can not be estimated reliably, such assets are measured at cost, after deduction for impairment.

As of March 31, 2005, the participation has been reflected at its assessed fair value which is derived from the revaluation work as of December 24, 2004. The increase that has stemmed from fair value measurement of the participation is presented in the "Revaluation surplus of financial assets" under shareholders equity.

Consumer Financing Loans and Provision for Loan Impairment

Consumer financing loans originated by the Subsidiary are carried at amortized cost. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful. When a loan is deemed uncollectible, it is written off against the related provision for impairment. The loan is written off after all necessary legal proceedings have been completed and the amount of the loan loss is finally determined. Subsequent recoveries are credited to the income statement if previously written off. The movement in provision is charged against the income for the period.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method based on the actual purchase price. Interest income is suspended when loans become doubtful collection or when the borrower defaults.

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

Borrowing Costs

Borrowing costs are expensed as incurred.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Financial Instruments

Financial instruments are instruments that increase or decrease a company's financial assets and another company's financial liabilities or increase the capital instruments.

Financial assets:
- cash,
- rights to receive cash or other financial assets from other companies based on agreement,
- rights to exchange financial instruments with another company in favor of the company
- another company's capital instruments.

Financial liabilities include:

- instruments that require transfer of cash or other financial asset to another company, or
- instruments that require exchange of its financial instruments in favor another company.

Fair Value of Financial Instruments

Following methods and assumptions were used for the estimation of the fair value of financial instruments.

FinancialAssets

Monetary assets for which fair value approximates carrying value are carried at cost in the financial statements and consists of cash and cash equivalents, their interest accruals, and other financial assets; and considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of accounts receivable along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

Financial Liabilities

Monetary liabilities for which fair value approximates carrying value including accounts payable, short-term bank borrowings and other monetary liabilities are considered approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of accounts payable along with the related allowance for unrealized cost is estimated to be their fair values.

Related Parties

Related parties are considered related with one party either through ownership, contractual rights, family relationship or otherwise, has the ability to directly or indirectly control or significantly influence the other party. Related parties also include individuals that are principal owners, management and members of the Group's Board of Directors and members of their families. Related party transactions are transfer of resources and obligations between related parties, regardless of whether a price is charged.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Reserve for Employee Termination Benefits

In accordance with existing social legislation, the Company is required to make lump sum termination indemnities to each employee who has completed one year of service with the company and whose employement is terminated due to retirement or for reasons other than resignation or misconduct.. The total provision presents the present value of the future probable obligation of the Group arising from the retirement or termination of the employment of its employees other than misconduct.

Defined Contribution Plans

The Group is obliged to pay premiums to Social Security Agency for its employees during the period of employment. The Group does not have any further obligation as long as it realises the payment of such premiums. Social security premiums are reflected in the personnel expenses.

Earnings / Loss per Share

Earnings / loss per share disclosed in the income statement are determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares (Bonus Shares) to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Company, are regarded similarly.

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Provisions, Contingent Assets and Liabilities

i) Provisions

A provision is recognised when, and only when the Group has a present obligation as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are recognized by the amortized amount as of balance sheet date in case that the monetary loss is material. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

ii) Warranty Provision

The Group provides free of charge maintenance service for the vehicles, during the first two-year period following the date of sale. Export sales of the Group are not under a warranty commitment.

iii) Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements, but disclosed when an inflow of economic benefits is probable.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Going Concern

The consolidated financial statements are prepared in accordance with the going concern principles. In November 2001, KFK ceased organizing consumer-financing campaigns due to volatility in the Turkish finance sector. In November 2004, KFK started to organize consumer financing campaigns in cooperation with Koçbank A.Ş. As of March 31, 2005, KFK has an equity amounting to YTL 20,494 and the accumulated loss as YTL 33,385 after the offset of inflation adjustment effect of nominal equity items amounting to YTL 41,105. Such deficit has resulted primarily from operating expenses related to the service provided, provision for loan losses and from interest expense and foreign exchange losses on bank borrowings. Accordingly, the goodwill arising from the acquisition of KFK has been written off by the Group, on the grounds that the goodwill is impaired.

Foreign Curreny Transactions and Translation

Income and expenses arising in foreign currencies (any currency other than YTL) during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

(Currency – Thousands of New Turkish Liras (YTL))

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the hedge cash flow results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed of forecasted transaction occurs. When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

4. CASH AND CASH EQUIVALENTS

	March 31, 2005	December 31, 2004
Cash on hand	**35**	14
Cash at banks		
-demand deposits	**8,012**	27,281
-time deposits	**260,718**	252,160
Payment orders	**(48)**	(48)
Other cash equivalents	**2**	2
Total	**268,719**	279,409

The breakdown of time deposits are as follows;

	March 31, 2005		December 31, 2004	
	Amount (YTL Equivalent)	**Effective interest rate per annum (%)**	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Denominated in YTL	**214,867**	**10%-20.5%**	151,532	15% - 24.15%
Denominated in USD	**3,439**	**1.75%-2.85%**	14,976	2.25% - 2.85%
Denominated in EUR	**42,412**	**1.75%-1.85%**	85,652	2.50%- 3.60%
Total	**260,718**		252,160	

5. INVESTMENT SECURITIES

As of March 31, 2005 investment securities amounting to YTL 20,627 comprised of Turkish Government Bonds which will be held to maturity and with maturities between 281 and 309 days. The interest rates of such securities are 18% per annum (December 31, 2004 – None.)

(Currency – Thousands of New Turkish Liras (YTL))

6. FINANCIAL LIABILITIES

a) Short-term Bank Borrowings

	March 31, 2005			December 31, 2004		
	Amount (Original currency)	**Amount (YTL Equivalent)**	**Effective interest rate per annum (%)**	Amount (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Short-term bank borrowings						
YTL denominated	-	**16,500**	**14%-17%**	-	15,523	15%-18%
Accrued interest	-	**605**		-	672	
Total		17,105			16,195	

b) Long-term Bank Borrowings

	March 31, 2005			December 31, 2004		
	Amount (Original currency)	**Amount (YTL Equivalent)**	**Effective interest rate per annum (%)**	Amount (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Long-term bank borrowings						
Euro denominated	**116,655**	**207,145**	**3.09%**	131,236	239,743	3.09%
Accrued interest	**521**	**925**		1,667	3,047	
Less: Current portion of long-term bank borrowings	**(29,684)**	**(52,711)**		(30,832)	(56,323)	
Total	**87,492**	**155,359**		102,071	186,467	

The repayment schedule, as translated with the Exchange rates prevailing at the period-end, of the long-term bank borrowings is as follows:

	March 31, 2005	December 31, 2004
2006	**25,893**	53,282
2007	**51,786**	53,282
2008	**51,786**	53,282
2009	**25,894**	26,621
Total	**155,359**	186,467

The Euro denominated long-term loan was obtained to finance the investment to manufacture Doblo light commercial vehicles. According to the manufacturing agreement signed between Fiat (the customer of the majority of Doblo production) and the Group, the repayment obligations related to such loan is guaranteed by Fiat through future purchases of Doblo until the end of 2008. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat.

(Currency – Thousands of New Turkish Liras (YTL))

7. TRADE RECEIVABLES AND PAYABLES

a) Trade Receivables

	March 31, 2005	December 31, 2004
Accounts receivables	**155,864**	127,928
Notes receivable and due dated checks	**42**	257
Doubtful trade receivables	**450**	450
	156,356	128,635
Less: provision for doubtful receivables	**(447)**	(447)
Less: discount on trade receivables	**(122)**	(560)
Total	**155,787**	127,628

As of March 31, 2005, the colleteral amount against trade receivables is YTL 139,549 (December 31, 2004 – YTL 133,396).

b) Trade Payables

	March 31, 2005	December 31, 2004
Trade payables	**126,937**	110,378
Less: Discount on trade receivables	**(243)**	(721)
Total	**126,694**	109,657

8. FINANCE LEASE OBLIGATIONS AND RECEIVABLE

As of March 31, 2005 and December 31, 2004, the Group does not have any leasing obligations or receivables.

9. RELATED PARTY BALANCES

Related party balances

Due from related parties	March 31, 2005	December 31, 2004
Fiat	**249,330**	244,319
Koç Group dealers	**50,095**	50,366
Other	**2,086**	712
	301,511	295,397
Less: Unearned interest	**(236)**	(1,276)
Total	**301,275**	294,121

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES (continued)

Due to related parties	March 31, 2005	December 31, 2004
Fiat	**246,191**	260,472
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako)	**8,195**	5,829
Comau S.p.A. (Comau)	**1,383**	113
Koç Group dealers	**1,662**	1,069
Others	**10,942**	9,161
	268,373	276,644
Less: Unearned interest	**(513)**	(1,972)
Total	**267,860**	274,672

Other current liabilities	March 31, 2005	December 31, 2004
Fiat	**12,024**	16,430
Other	**1,131**	999
Total	**13,155**	17,429

Related party transactions

Sales	March 31, 2005	December 31, 2004
Fiat	**290,798**	267,700
Koç Group dealers	**74,284**	95,543
Other	**2,374**	3,472
Total	**367,456**	366,715

Domestic purchases	March 31, 2005	December 31, 2004
Mako	**13,395**	14,481
Powetrain Mekanik Sanayi ve Ticaret Limited Şirketi	**12,513**	101,238
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	**4,843**	3,235
Döktaş Ticaret Sanayi ve Anonim Şirketi	**1,297**	1,259
Others	**11,792**	3,207
Total	**43,840**	123,420

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES (continued)

	March 31, 2005		December 31, 2004	
Foreign Purchases	**Materials and Services**	**Fixed Assets**	Materials and Services	Fixed Assets
Fiat	**262,924**	-	226,679	-
Other	**1,379**	-	3,346	-
Total	**264,303**	-	230,025	-

Interest and other income from related parties, during the three months period ended March 31, 2005 amounts to YTL 7,791 (March 31, 2004 – YTL 5,189).

Total research and development expense, technical assistance and service fee charges by the Group to Fiat during the period with March 31, 2005 amounted to YTL 1,243 (March 31, 2004 – YTL 3,700).

Salaries and similar benefits paid to the top management (22 people) (March 31, 2004 – 21 people) amounted to YTL 999 (March 31, 2004 – YTL 1,045).

10. OTHER RECEIVABLES AND PAYABLES

a) Other Receivables

	March 31, 2005	December 31, 2004
Short-term consumer financing loans	**109**	53
Non-performing loans	**2,820**	2,875
	2,929	2,928
Provision for loan impairment	**(2,356)**	(2,381)
Total	**573**	547
Long-term consumer financing loans	**56**	41
Total	**56**	41

As of March 31, 2005, YTL loans originated by the Company bear monthly interest rates ranging between 1.65% - 2.5% per month (December 31, 2004 – 1.95% - 3.31%).

(Currency – Thousands of New Turkish Liras (YTL))

10. OTHER RECEIVABLES AND PAYABLES (continued)

b) Other Payables

	March 31, 2005	December 31, 2004
Social securities payable	**4,254**	3,593
Payable to personnel	**2,205**	3,457
Taxes and funds payable	**18,082**	24,096
Other	**441**	2,002
	24,982	33,148

11. BIOLOGICAL ASSETS

None.

12. INVENTORIES

	March 31, 2005	December 31, 2004
Raw materials, net of reserve for obsolescence of YTL 289 (December 31, 2004 – YTL 1,027)	**53,331**	62,135
Work-in-process	**29,153**	20,228
Finished goods, net of reserve for obsolescence of YTL 1,316 (December 31, 2004 – YTL 935)	**18,640**	12,373
Spare parts	**20,674**	20,227
Imported vehicles	**20,709**	33,737
Goods-in transit and advances given	**17,860**	28,699
Total	**160,367**	177,399

13. RECEIVEBLES FROM CONSTRUCTION IN PROGRESS, net

None.

(Currency – Thousands of New Turkish Liras (YTL))

14. DEFERRED TAX ASSETS AND LIABLITIES

The breakdown of temporary differences and the resulting deferred tax assets of Tofaş as of March 31, 2005 and December 31, 2004, using the effective tax rates were as follows :

	Cumulative temporary differences (historical)		Deferred tax assets / (liabilities) (historical)	
	March 31, 2005	December 31, 2004	**March 31, 2005**	December 31, 2004
Employee termination benefits reserve	**(45,329)**	(38,950)	**13,599**	11,685
Warranty provision	**(46,384)**	(44,613)	**13,915**	13,384
Temporary differences arising between tax and book bases of property, plant and equipment and intangibles and inventories	**16,885**	12,386	**(5,065)**	(3,715)
Cumulative gain on the hedging	**(34,297)**	(30,104)	**10,289**	9,031
Investment allowences carried forward	**(1,303,622)**	(1,271,823)	**132,969**	129,726
Unused tax loss carryforwards of KFK	**(27,434)**	(28,317)	**8,230**	8,495
Other temporary differences	**(28)**	855	**8**	(257)
Deferred tax asset, net	**(1,440,209)**	(1,400,566)	**173,945**	168,349
Impairment for deferred tax asset (KFK's deferred tax asset)			(8,210)	(8,439)
Deferred tax asset, net			**165,735**	**159,910**

15. OTHER CURRENT/NON-CURRENT ASSETS

a) Other Current Assets

	March 31, 2005	December 31, 2004
Prepaid expesenses	**2,305**	282
VAT deductible	**8,519**	13,246
Accrued income	**5,016**	361
Other	**2,227**	1,914
	18,067	15,803

b) As of March 31, 2005 and December 31, 2004, the Group has other non-current assets amounting to YTL 56 and YTL 57.

(Currency – Thousands of New Turkish Liras (YTL))

16. AVAILABLE FOR SALE FINANCIAL ASSETS

As of March 31, 2005 and December 31, 2004, the available for sale financial assets of the Group comprised the following:

	Percentage of Interest	March 31, 2005	December 31, 2004
Entek Elektrik Üretimi A.Ş.	13.33 %	**35,504**	11,735
		35,504	11,735

As of March 31, 2005, the participation has been reflected at its assessed fair value which is derived from the revaluation work as of December 24, 2004. The increase that has stemmed from fair value measurement of the participation is presented in the "Revaluation surplus of financial assets" under shareholders equity.

17. POSITIVE/(NEGATIVE) GOODWILL

None.

18. INVESTMENT PROPERTIES

None.

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net

During the three months period ended March 31, 2005, the movement of property, plant and equipment and the acculumated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	**Total**
At December 31, 2004, net of accumulated depreciation	99,479	187,260	215,005	28,741	6,413	3,811	21,464	**562,173**
Additions	-	-	-	-	-	-	12,941	**12,941**
Disposals	-	(1,750)	-	-	(519)	-	-	**(2,269)**
Transfers	47	202	4,588	157	68	-	(5,081)	**(19)**
Accumulated depreciation of disposals	-	1,750	-	-	373	-	-	**2,123**
Depreciation charge for the period	(1,553)	(11,992)	(17,343)	(2,364)	(677)	(39)	-	**(33,968)**
At March 31, 2005, net of accumulated depreciation	**97,973**	**175,470**	**202,250**	**26,534**	**5,658**	**3,772**	**29,324**	**540,981**
At March 31, 2005								
Cost	263,443	926,893	986,223	189,417	26,112	4,104	29,324	**2,425,516**
Accumulated depreciation	(165,470)	(751,423)	(783,973)	(162,883)	(20,454)	(332)	-	**(1,884,535)**
Net carrying amount	**97,973**	**175,470**	**202,250**	**26,534**	**5,658**	**3,772**	**29,324**	**540,981**

Restrictions on Assets

As of March 31, 2005 and December 31, 2004, there are no restrictions on assets.

(Currency – Thousands of New Turkish Liras (YTL))

20. INTANGIBLES, net

During the three months period ended March 31, 2005, the movement of intangibles is as follows:

	License Fee and R&D	Others	**Total**
At December 31, 2004, net of accumulated depreciation	34,932	992	**35,924**
Additions	-	50	**50**
Transfers	-	19	**19**
Depreciation charge for the year	(3,815)	(235)	**(4,050)**
At March 31, 2005, net of accumulated depreciation	31,117	826	**31,943**
At March 31, 2005			
Cost	141,997	14,927	**156,924**
Accumulated depreciation	(110,880)	(14,101)	**(124,981)**
Net carrying amount	31,117	826	**31,943**

21. ADVANCES TAKEN

As of March 31, 2005, the advances taken from customers is amounting to YTL 2,237 (31 Aralık 2004 – YTL 6,148).

22. EMPLOYEE PENSION PLANS

None.

23. PROVISIONS

a) Short term provisions

	March 31, 2005	December 31, 2004
Warranty provision	**46,010**	44,247
Provision for sales discount	**14,997**	221
Royalty expense provision	**9,740**	7,042
Salaries and wages payable	**1,475**	-
Services from third parties	**1,982**	620
Personnel social expenses provision	**480**	-
Other	**3,549**	3,649
Total	**78,233**	55,779

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS (continued)

For the three months period ended with March 31, 2005 the warranty provision movement is as follows:

January 1, 2005 Balance	Used in 2005	Provision for 2005	**March 31, 2005 Balance**
44,247	(4,792)	6,555	**46,010**

b) Long term provisions

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical YTL 1,649 (in full YTL)) (December 31, 2004 – YTL 1,575 (full-historic YTL) per year of employment at the rate of pay applicable at the date of retirement or termination. The ceiling for retirement pay liability has been raised to YTL 1,649(in full YTL) as of January 1, 2005.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

	March 31, 2005	December 31, 2004
Discount rate (per annum)	**5.45%**	5.45%

Movements in reserve for employee termination benefits during the period ended with March 31, 2005 is as follows:

Balance as of January 1, 2005	38,457
Payments	(333)
Charge for the period	7,205
Balance as of March 31, 2005	**45,329**

24. MINORITY INTEREST

None.

(Currency – Thousands of New Turkish Liras (YTL))

25. SHARE CAPITAL/ADJUSTMENTS TO SHARE CAPITAL AND EQUITY INVESTMENTS

Registered capital ceiling of the Company is YTL 1,000,000. The Company's historical authorized and issued share capital as of March 31, 2005 and December 31, 2004 is YTL 450,000. As of March 31, 2005 it is consisted of 45,000,000,000 shares with YTL 0.01 (full YTL) par value each. As of March 31, 2005 and December 31, 2004, the breakdown of issued share capital of the Company is as follows:

	Share Group	Amount (Historical YTL)	%
Fiat Auto S.p.A.	D	**170,352**	**37.86**
Koç Holding A.Ş.	A	**169,144**	**37.59**
Koç Holding companies ve family	A	**1,208**	**0.27**
Other, including publicly traded shares	E	**109,296**	**24.28**
Total Paid in Share Capital		**450,000**	**100.00**

The shareholders holding A and D group shares have the privilege to choose the members for Board of Directors and Board of Auditors and also have the privilege of using preemption rights in buying each other's shares. The Group's Articles of Association requires a 75% majority vote of outstanding share for the passing of General Assembly resolutions.

26. CAPITAL RESERVES

The effect of restatement of share capital included in the balance sheet as of March 31, 2005 and December 31, 2004 consists of the following:

	March 31, 2005	December 31, 2004
Issued share capital	**348,382**	348,382
Statutory inflation adjustment which were not offset	**16,681**	16,681
Total	**365,063**	365,063

27-28. LEGAL RESERVES – RETAINED EARNINGS

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital. Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

27-28. LEGAL RESERVES – RETAINED EARNINGS (continued)

The public companies distribute dividends in accordance with the CMB regulations, which can be summarised as follows:

The adjusting figure arising from the initial application of the inflation adjustment on the opening balance sheet, in accordance with Communique XI-25 of CMB, should be considered as a deduction during the calculation of the inflation adjusted profit available for distribution. Furthermore, such adjusting figure which is followed under statutory accumulated losses account may be offset with the net income for the year, unappropriated prior year earnings, and the remaining portion can be offset by the restatement differences arising from the application of inflation adjustment on (i) extraordinary reserves, (ii) legal reserves and (ii) other equity items.

Starting from January 1, 2004, the Companies which are preparing their financial statements in accordance with IFRS are required to distribute profits at 30%. Distribution can be made in cash or through distribution of bonus shares or both in certain percentages as decided by the general assembly of the Company provided that the amount will not be lower than the 30% of the profit available for distribution. Companies subject to regulations of CMB cannot distribute dividend at an amount higher than the distributable profit in their statutory financial statements prepared in accordance with Turkish Tax Procedural Code and Commercial Code.

At the Board of Directors Meeting held on March 30, 2005, and the General Assembly meeting held on April 15, 2005, the Company has decided to distribute cash dividend from 2004 profit amounting to YTL 30,000.

29. FOREIGN CURRENCY POSITION

The foreign currency position of the Group as of March 31, 2005 and December 31, 2004 is as follows:

	March 31, 2005					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	2,517	3,450	27,412	48,675	-	52,125
Trade receivables (including due from related parties)	6,825	9,355	154,378	274,129	-	283,484
Other current assets	1,357	656	369	1,860	-	2,516
Total YTL equivalent of foreign currency assets		**13,461**		**324,664**	**-**	**338,125**
Bank borrowings (*)	34	46	117,176	208,070	-	208,116
Trade payables (including due to related parties)	18	24	141,411	251,104	31	251,159
Advances taken and other liabilities	34	46	9,023	16,023	-	16,069
Total YTL equivalent of foreign currency liabilities		**116**		**475,197**	**31**	**475,344**
Net foreign currency position		**13,345**		**(150,533)**	**(31)**	**(137,219)**

29. FOREIGN CURRENCY POSITION (continued)

	December 31, 2004					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	11,191	15,019	60,581	110,670	-	125,689
Trade receivables (including due from related parties)	2,530	3,396	133,485	243,851	-	247,247
Other current assets	5	7	225	411	-	418
Total YTL equivalent of foreign currency assets		18,422		354,932	-	373,354
Short-term bank borrowings (*)	-	-	132,905	242,790	-	242,790
Trade payables (including due to related parties)	-	-	149,224	272,603	-	272,603
Advances taken and other liabilities	44	59	9,172	16,755	-	16,814
Total YTL equivalent of foreign currency liabilities		59		532,148	-	532,207
Net foreign currency position		**18,363**		**(177,216)**	**-**	**(158,853)**

(*) As explained in Note 6, the Group's exposure to foreign exchange rate fluctuations on the long-term bank borrowings denominated in Euro are undertaken by Fiat. Accordingly, net foreign currency exposure of the Group as of March 31, 2005, is YTL 70,897 (December 31, 2004 – YTL 83,937) (net foreign currency denominated assets, in excess of foreign currency denominated liabilities).

30. INVESTMENT ENCOURAGEMENT CERTIFICATES

Investment Grants

The Group has obtained investment encouragement certificates in connection with certain major capital expenditures, which entitle the Group to:

i) 100% exemption from customs duty on machinery and equipment to be imported;

ii) Investment allowances of 200% and 100%, 40% on the approved capital expenditures and investments

iii) Incentive premiums of VAT+10% on the cost of eligible local capital expenditures; and

The amount of investment allowances used in 2005 is YTL 15,535 (December 31, 2004 – YTL 79,778) and as of March 31, 2005 the amount of unused investment allowences is YTL 1,303,622 (December 31, 2004 – YTL 1,273,324).

(Currency – Thousands of New Turkish Liras (YTL))

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

Litigations

As of March 31, 2005 the total amount of outstanding legal claims brought against the Group is YTL 1,890 (December 31, 2004 – YTL 2,042). The Group has reflected a reserve amounting to YTL 425 (December 31, 2004 – YTL 425) in the consolidated financial statements for such legal suits against the Group.

Bank Letters of Guarrantee

The breakdown of letters of guarrantee given by the Group as of March 31, 2005 and December 31, 2004 is as follows:

		March 31, 2005	December 31, 2004
a) Letters of guarrantee given to banks, customs and suppliers:	YTL	**-**	4
	USD$	**100,000**	100,000
	EURO	**5,000,000**	5,193,040
b) Letters of guarrantee given for short-term and long-term bank borrowings :	YTL	**17,888**	16,886
c) Other :	YTL	**994**	620

Export Commitments

The Company has three export incentive certificates, accordingly the Company has export commitments of USD 1,580 million to be realized before the maturity date of these certificates (December 31, 2004 – 3 export incentive certificates- USD 1,580 million). As of March 31, 2005, USD 1,438 million of the commitment is realized (December 31, 2004 – USD 1,223 million).

As of March 31, 2005, the unused letters of credit opened for raw material purchases amounts to EURO 1,427,920 (December 31, 2004 – EURO 2,278,090) and the unused letters of credit opened for fixed asset purchases amounts to EURO 215,000 (December 31, 2004 – Euro 34,000).

32. MERGERS AND AQUISITIONS

None.

33. SEGMENT REPORTING

None.

(Currency – Thousands of New Turkish Liras (YTL))

34. SUBSEQUENT EVENTS

a) At the Board of Directors Meeting held on April 11, 2005, the Company has decided to increase the share capital by YTL 4,500,000 (full YTL) from YTL 450,000,000 (full YTL) to YTL 454,500,000 (full YTL). The amount of YTL 2,839,627 (full YTL) will be provided from the transfer of the gain on sale of fixed asset to share capital and the amount of YTL 1,660,373 (full YTL) will be provided from the transfer from inflation correction differences of extraordinary reserves.

b) At the Board of Directors Meeting held on April 20, 2005, the Company has decided to sell its land in Ankara to a price of 27,400,000 ABD$ and increase the share capital by transferring the gain on sale of fixed asset to share capital.

35. DISCONTINUING OPERATIONS

None.

36. OPERATIONAL INCOME

a) Net Sales

Net sales of the Group for the three months period ended March 31, 2005 and 2004 is as follows:

	March 31, 2005	March 31, 2004
Export sales	**304,326**	266,264
Domestic sales	**229,055**	313,509
Total	**533,381**	579,773

b) Other income from operational activities

	March 31, 2005	March 31, 2004
Income from direct material sales	**6,576**	2,786
Income from mould sales	**4,794**	8,783
Income from scrap sales	**3,013**	2,988
Packaging income	**2,231**	1,629
Other	**1,334**	2,764
Total	**17,948**	18,950

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME (continued)

c) Cost of Sales

	March 31, 2005	March 31, 2004
Direct material expense	**389,466**	386,169
Direct labor expense	**12,623**	11,702
Depreciation expense	**29,199**	40,210
Other production expenses	**26,298**	28,311
Total cost of production	**457,586**	466,392
Change in work-in-process	**(8,925)**	3,113
Beginning work-in-process	**20,228**	22,913
Ending work-in-process	**(29,153)**	(19,800)
Change in finished goods	**(6,267)**	(5,942)
Beginning finished goods	**12,373**	21,491
Ending finished goods	**(18,640)**	(27,433)
Cost of merchandise sold	**54,279**	60,072
Cost of other sales	**4,951**	2,744
Total	**501,624**	526,379

d) Production and Sales Quantities

	Production		Sales	
	March 31, 2005	March 31, 2004	**March 31, 2005**	March 31, 2004
Doblo	**25,051**	22,358	**24,696**	21,807
Albea	**4,190**	5,330	**4,182**	5,344
Palio – Palio Van	**2,785**	3,614	**2,653**	3,649
CKD demonte	**2,784**	864	**2,784**	864
Bird series	**797**	798	**597**	519
Marea	**171**	1,257	**353**	1,495
Ducato	-	-	**535**	640
Punto	-	-	**258**	773
Alfa Romeo	-	-	**202**	361
Idea	-	-	**115**	-
Panda	-	-	**132**	1
Stilo	-	-	**122**	253
Strada	-	-	**153**	-
Transit	-	-	**45**	-
Total	**35,778**	34,221	**36,827**	35,706

(Currency – Thousands of New Turkish Liras (YTL))

37. OPERATING EXPENSES

	March 31, 2005	March 31, 2004
Selling and marketing expense	**29,572**	33,258
General and administrative expense	**23,033**	18,140
Research and development expense	**4,407**	2,743
Total	**57,012**	54,141

a) Selling and Marketing Expense

	March 31, 2005	March 31, 2004
Personnel expenses	**6,679**	4,895
Warranty expenses	**6,871**	7,895
Royalty expenses	**3,403**	2,987
Shipment and insurance expenses	**3,768**	5,348
Advertisement expenses	**3,257**	1,983
Packaging expenses	**1,290**	1,789
Other selling and marketing expenses	**4,304**	8,361
Total	**29,572**	33,258

b) General and Administrative Expense

	March 31, 2005	March 31, 2004
Personnel expenses	**7,285**	6,160
Mechanization expenses	**2,006**	1,443
Depreciation and amortization expenses	**8,402**	4,218
Maintenance and energy expenses	**477**	576
Other general and administrative expenses	**4,863**	5,743
Total	**23,033**	18,140

c) Depreciation and Amortization Expense

	March 31, 2005	March 31, 2004
Cost of production	**29,199**	40,210
Research and development expenses	**8,402**	4,218
General and administrative expenses	**417**	451
Total	**38,018**	44,879

(Currency – Thousands of New Turkish Liras (YTL))

37. OPERATING EXPENSES (continued)

d) Personnel Expense and Avarage Number of Employees

	March 31, 2005	March 31, 2004
Wages and salaries	**38,244**	38,664
Labor expenses charged by subcontractors	**698**	237
Other social expenses	**2,478**	2,250
Total	**41,420**	41,151

38. OTHER OPERATING INCOME / EXPENSE AND GAIN / LOSS

a) Other Operating Income and Gains

	March 31, 2005	March 31, 2004
Research and development incentive premiums	**2,815**	-
Charges to third parties	**1,002**	1,017
Others	**1,469**	2,445
	5,286	3,462

b) Other Operating Expense and Losses

As of the three months period ended March 31, 2005, the Company does not have other operating expense and losses (March 31, 2004 – YTL 17).

39. FINANCIAL INCOME / EXPENSE

	March 31, 2005	March 31, 2004
Financial Income		
Foreign exchange gain	**7,126**	22,203
Interest income	**12,056**	20,212
Other financial income	**81**	-
Total financial income	**19,263**	42,415
Financial Expense		
Foreign exchange loss	**(5,353)**	(12,758)
Interest expense	**(2,603)**	(23,213)
Total financial expense	**(7,956)**	(35,971)
Financial income/(expense), net	**11,307**	6,444

(Currency – Thousands of New Turkish Liras (YTL))

40. NET MONETARY GAIN / LOSS

Due to the announcement of CMB dated March 17, 2005, the inflation accounting application has been ceased by January 1, 2005, therefore there is no monetary gain/loss incurred in 2005.

41. TAXATION

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in Turkey.

In Turkey, the corporation tax rate for the fiscal year effective from January 1, 2005 is 30% (December 31, 2004 - 33%). Corporate tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid until the end of the fourth month. The tax legislation provides for a temporary tax of 30% (December 31, 2004 - 33%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years. As of March 31, 2005, the accumulated statutory tax loss carry forward of the Subsidiary amounted to YTL 27,434 (2003 - YTL 28,317 in historical terms).

Effective from April 24, 2003, investment allowances provides a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 6,000 and directly related with the production of goods and services. Investment allowance that arose prior to April 24, 2003 are taxed at 19.8% (withholding tax) unless they are converted to new type at companies' will. Investment allowances can be carried forward indefinitely. As of December 31, 2004, the Group has YTL 1,303,622 (2003 – YTL 1,271,823) of unused investment allowances that will be used in future years.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

Where profits are distributed to resident tax paying real persons, to those who are exempt from income and corporate tax, to those who are not income or corporation tax payers, to non resident corporations, to non resident real persons and to those who are exempt from income tax, a 10% witholding tax is applied. Dividend distributions by resident corporations to resident corporations are not subject to a witholding tax. Furthermore, in the event the profit is not distributed or included in capital, no witholding tax shall be applicable.

	March 31, 2005	December 31, 2004
Current tax	**(3,077)**	(15,416)
Deferred tax income	**4,568**	21,370
	1,491	5,954

(Currency – Thousands of New Turkish Liras (YTL))

41. TAXATION (continued)

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of March 31, 2005 and December 31, 2004 are as follows:

	March 31, 2005	December 31, 2004
Net income before provision for taxes	**10,532**	27,743
Income tax charge at 30% (2004-33%)	**(3,159)**	(9,155)
Effect of investment allowances used during the current tax calculation	**1,584**	11,186
Effect of change in tax rates	-	(3,063)
Effect of unused investment allowances	**3,090**	10,219
Non-taxable income	**741**	2,758
Effect of restatement of certain non-monetary items and others	**(994)**	(5,725)
Allowance for deferred tax asset of KFK	**229**	(266)
Amount reflected in the income statement	**1,491**	5,954

42. EARNINGS PER SHARE

Earnings / loss per share is determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned. Earnings per share as of March 31, 2005 and March 31, 2004 is Yeni Kuruş 0.027 and Yeni Kuruş 0.02, respectively.

(Currency – Thousands of New Turkish Liras (YTL))

43. CASH FLOW STATEMENT

	March 31, 2005	March 31, 2004
Cash flows from operating activities		
Net loss before monetary gain and provision for taxes	**10,528**	31,748
Reconciliation between net income before monetary loss and taxation and cash generated from operating activities		
Depreciation and amortization	**38,018**	44,879
Interest expense	**7,395**	28,919
Interest income	**(12,056)**	(20,212)
Provision for employment termination benefits	**7,205**	3,999
Gain on sale of property, plant and equipment	**(194)**	3
Warranty provision, net	**6,555**	8,428
Operating income before working capital changes	**57,451**	97,764
Net working capital changes in-		
Trade receivables and due from related parties	**(35,313)**	(15,285)
Inventories	**17,032**	(10,134)
Other current/non current assets and other receivables	**(2,304)**	(5,890)
Trade payables and due to related parties	**10,225**	(22,183)
Other current liabilities	**8,615**	5,587
Interest paid	**(4,792)**	(5,706)
Employment termination benefits paid	**(333)**	(128)
Warranty payments	**(4,793)**	(3,274)
Net cash provided by operating activities	**45,788**	40,751
Cash flows from investing activities		
Investment securities	**(20,627)**	(35,926)
Purchase of property, plant, equipment and intangibles	**(12,991)**	(6,026)
Proceeds from sale of property, plant and equipment	**340**	55
Net cash used in investing activities	**(33,278)**	(41,897)
Cash flows from financing activities		
Net change in financial liabilities	**(23,200)**	(7,063)
Net cash used in financing activities	**(23,200)**	(7,063)
Monetary loss on cash and cash equivalents	**-**	(29,134)
Net change in cash and cash equivalents	**(10,690)**	(37,343)
Cash and cash equivalents at the beginning of the year	**279,409**	298,364
Cash and cash equivalents at the end of the year	**268,719**	261,021

(Currency – Thousands of New Turkish Liras (YTL))

44. OTHER MATTERS THAT SIGNIFICANTLY AFFECT FINANCIAL STATEMENTS OR ARE NECESSARY FOR OPENNESS, INTERPRETABILITY AND CLEARNESS OF THE FINANCIAL STATEMENTS

At the Board of Directors Meeting held on March 29, 2005 the Company has decided to;

i) Participate in the Platform Araştırma Geliştirme Tasarım ve Ticaret Anonim Şirketi which will be established by a share capital of YTL 1,000,000 (full YTL) in order to carry out research, development and design activities and hold a share of 99% with a participation amount of YTL 990,000 (full YTL).

ii) Participate in the Fer-mas Oto Ticaret Anonim Şirketi which will be established by a share capital of YTL 3,500,000 for providing importing, in country distribution, sales and servicing activities for passenger cars and other motor vehicles, spare parts and other accessories, and hold a share of 99% with a participation amount of YTL 3,480,000 (full YTL).

As of March 31, 2005 and 2004 shareholders' equity movement is as follows:

	Share Capital	Share Premium	Legal Reserves	Extraordinary Reserves	Revaluation surplus of financial assets	Inflation Adjustment Effect on Nominal Equity Items	Cumulative (loss) / gain on the hedging	Net Income fort he Period	Accumulated Profits	Total Shareholders' Equity
December 31, 2003	450,000	31	2,878	22,762	-	1,033,874	17,963	7,211	(701,693)	833,026
Transfers	-	-	-	-	-	-	-	(7,211)	7,211	-
Gaion on the hedging	-	-	-	-	-	-	47,780	-	-	47,780
Net profit for the period	-	-	-	-	-	-	-	8,977	-	8,977
March 31, 2004	450,000	31	2,878	22,762	-	1,033,874	65,743	8,977	(694,482)	889,783
December 31, 2004	**450,000**	**-**	**-**	**-**	**-**	**348,382**	**39,095**	**33,697**	**16,681**	**887,855**
Transfers	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(33,697)**	**33,697**	**-**
Gain on the hedging	**-**	**-**	**-**	**-**	**-**	**-**	**5,491**	**-**	**-**	**5,491**
Revaluation surplus of financial assets	**-**	**-**	**-**	**-**	**23,769**	**-**	**-**	**-**	**-**	**23,769**
Net profit for the period	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**12,019**	**-**	**12,019**
March 31, 2005	**450,000**	**-**	**-**	**-**	**23,769**	**348,382**	**44,586**	**12,019**	**50,378**	**929,134**

The effect of the differences between the accounting principles summarized in Note 2 and the accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS), have not been quantified and reflected in the accompanying financial statements. The accounting principles used in the preparation of the accompanying financial statements differ materially from IFRS, principally with respect to the accounting for the effects of hyperinflation and presentation of financial statements. Accordingly, the accompanying financial statements are not intended to present the Company's financial position and results of its operations in accordance with accounting principles generally accepted in such countries of users of the financial statements and IFRS.

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

RECEIVED
2005 JUN -6 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date of the Decision : 27.05.2005

Number of the Decision : 2005/17

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member -KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Mert BAYRAM	: Auditor

SUBJECT :

The resolution of about increasing the Company Capital to YTL 500.000.000-

----

Previously, it has been decided to increase the Company capital from YTL 450.000.000 to YTL 454.500.000 within the registered capital ceiling pursuant to Decision 2005/12 of our Board of Directors, and the required applications were made accordingly.

However, it has also been decided to add income from sales of immovables under Decision 2005/14 of our Board of Directors to the Company capital within the scope of Corporate Tax Law.

In this context, Mr. Mustafa Koç, the Chairman of our Board of Directors has proposed that the Company's Capital shall be increased from YTL 450.000.000 to YTL 500.000.000 being within the Registered Capital Ceiling of YTL 1.000.000.000 by combining both sales of immovables that are subject to capital increase within the frame of the stipulations specified below.

- It is hereby resolved to add the incomes generated from the said sales into the Company capital upon the decision on exemption of profits from sales of immovables from the corporate tax in case they are to be added to the capital pursuant to paragraph 12 that was added to article 8 of the Corporate Tax Law.

- The subject capital increase is in the amount of YTL 50.000.000. The amount of capital to be reached is YTL 500.000.000.

- Addition of the 2.839.627,20 YTL portion of the said increase into the company capital as to be provided from the previous Profit From Sales of Immovables pursuant to decision 2005/12 of our Board of Directors.

- Additionally, the YTL 31.632.966,92 portion, which is subjected to increase this time, has been resolved to add to the Company capital in addition to the

said increase from the Profit from Sales of Immovables under the Decision 2005/14.

- Total income from both sales of immovables is YTL 34.472.594,12.

- YTL 1.660.372,80 of the YTL 15.527.405,88 portion subject to the total increase has been resolved to be provided from the difference from the inflation correction on Extraordinary Reserves within the scope of Decision 2005/12.

- Accordingly, instead of the capital increase of 1% as decided previously, it has been resolved to allot our shareholders free shares at a rate of 11,11111111 % due to the said total increase.

- All the Issue 23 shares to be issued due to the increased capital will be registered shares, and divided into A, D and E Groups in accordance with the records in the amendments to Articles of Association and regulations on dematerialization of shares. Furthermore, a certificate of fraction will be allotted for outstanding shares below YKR 1-.

- Right to obtain shares free of charge corresponding to a rate of 11,11111111 % will be exercisable against new share obtaining coupons number 15 of our Shares Issue 21 and 22 quoted in the Stock Market.

- In addition, with this capital increase, our existing shares Issues 21 & 22 which are listed on ISE and which represent our issued capital of YTL 450.000.000 will be replaced by shares Issue 23 to be issued for printing thereof in single issue and to substitute the existing shares in line with the legislation.

- The rights for bonus shares of past periods that are not taken by the right holders are permanent and the existing shares of the Shareholders will be cancelled properly by replacing them with shares Issue 21.

- The intermediary Banks shall be utilized in the allotment and replacement of bonus shares. Subsequently, the following operations and the allotment and replacement of bonus shares will go on within the structure of the Company Management for an unlimited period.

- The Company General Management is authorized to duly determine the coupons, quantities and amounts of Issue 23 shares to be issued due to capital increase and change in accordance with the arrangements pursuant to capital market regulations and the temporary article 6.Bis of the Articles of Association.

MUSTAFA V. KOÇ **Chairman**	**SERGIO MARCHIONNE** **Vice Chairman**
FEVZİ BÜLENT ÖZAYDINLI **Member**	**TEMEL ATAY** **Member**
M.SELÇUK GEZDUR **Member**	**ALFREDO ALTAVILLA** **Member**
PAOLO MONFERINO **Member**	**DIEGO PISTONE** **Member**